UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                  Vaxcel, Inc.
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         (Title of Class of Securities)


                                   922389 10 1
                                 (CUSIP Number)


       Richard D. Surber, 268 West 400 South, Salt Lake City, Utah 84101
                             (801) 575-8073 Ext. 106
      (Name, address and telephone number of person authorized to receive notices and communications)


                                September 7, 1999
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                  SCHEDULE 13D
CUSIP No. 482209 10 3                      Page 2 of 13 Pages including exhibits

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
A-Z Professional Consultants, Inc.


2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                       (A) (   )
                                                                       (B) (   )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
 A-Z Professional Consultants is incorporated in the State of Utah

                           7)  SOLE VOTING POWER                       9,625,000
NUMBER OF
SHARES
BENEFICIALLY              ------------------------------------------------------
OWNED BY                   8)  SHARED VOTING POWER                             0
EACH
PERSON WITH               ------------------------------------------------------
                           9)  SOLE DISPOSITIVE POWER                  9,625,000
                          ------------------------------------------------------

                          10)  SHARED DISPOSITIVE POWER                        0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,625,000

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87.5%

14)  TYPE OF REPORTING PERSON
CO

Item 1.  Security and Issuer

         This schedule relates to common stock, par value $0.001 per share, of Vaxcel, Inc. ("Common Stock"). Vaxcel, Inc. ("Vaxcel") is a Delaware corporation with its current principal offices at 154 Technology Parkway, Norcross, Georgia. The principal offices of Vaxcel after September 9, 1999 will be at 268 West 400 South, Suite 300, Salt Lake City, Utah 84101.

Item 2.  Identity and Background

(a) This schedule is filed by A-Z Professional Consultants, Inc., a Utah corporation ("A-Z Professional").

(b) The business address for A-Z Professional is 268 West 400 South, Salt Lake City, Utah 84101.

(c) The principal business of A-Z Professional is providing financial and business consulting services.

(d) A-Z Professional has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years A-Z Professional has never been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) A-Z Professional is a Utah corporation

Item 3.  Source and Amount of Funds or Other Consideration

         The 9,625,000 Vaxcel shares that are the impetus for filing this schedule were acquired by A-Z Professional from CytRx Corporation, pursuant to the Stock Acquisition Agreement ("Agreement") dated June 2, 1999. Pursuant to the Agreement, A-Z Professional will purchase the 9,625,000 shares of Vaxcel's common stock from CytRx Corporation for $250,000 plus a cash payment equal to eighty-seven point five (87.5%) percent of the net liquid assets of Vaxcel as reflected on its financial statement as of June 2, 1999.


Item 4.  Purpose of Transaction

         The following discussion states the purpose or purposes of the acquisition of securities of the issuer and describes any plans or proposals resulting in material transactions with Vaxcel. A-Z Professional is a financial consulting firm that specializes in assisting private companies in becoming public, debt settlement and other business related services. Vaxcel is currently a public shell with no operations.

         A-Z Professional's intentions are to assist Vaxcel in finding a suitable partner for a merger or acquisition. A-Z Professional intends to appoint a new board of directors.

         A-Z  Professional   will  purchase  the  87.5%  of  Vaxcel  from  CytRx
Corporation no later than September 9, 1999.


Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by A-Z Professional may be found in rows 7
- 11 and 13 of the cover page.

(b) The powers that A-Z Professional has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. The quantity of shares owned by A-Z Professional is 9,625,000 shares of Common Stock which were acquired pursuant to the Agreement dated June 2, 1999.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

(d) Allen Z. Wolfson has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Allen Wolfson owns 100% of A-Z Professional.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are currently no contracts, arrangements, understandings or relationships with respect to securities of Vaxcel.

Item 7.  Material to Be Filed as Exhibits.

         A. Attached as Exhibit A is a copy of the Stock Acquisition Agreement dated June 2, 1999 between A-Z Professional and CytRx Corporation.

         B. Attached as Exhibit B is a copy of the letter agreement extending the date for closing the Vaxcel acquistion, dated September 7, 1999.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         A-Z Professional Consulting Group, Inc.

                                             /s/
Date: September 7, 1999                  ----------------------------------
                                         BonnieJean C. Tippetts, President







Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).